nycaMedia, Inc.
1077 Balboa Avenue
Laguna Beach, CA 92651

October 20, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:            Donald Field

Re:              nycaMedia, Inc.
 Registration Statement on Form S-1
 Filed September 7, 2011
 File No. 333-176720

Dear Mr. Field:

On behalf of nycaMedia, Inc., a Nevada corporation (the “Company”), and in response to your letter dated October 4, 2011, regarding the Company’s Registration Statement on Form S-1 (“Form S-1”) filed September 7, 2011, with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 1 to Form S-1 (“Amendment No. 1”) on or about the date of this letter.   As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Registration Statement Cover Page

1.	Please revise to add a footnote to the “Calculation of Registration Fee” table to specify the provision of Rule 457 of the Securities Act of 1933 relied upon.

Response: The Company has added a footnote to the “Calculation of Registration Fee” table to specify the provision of Rule 457 of the Securities Act of 1933 relied upon.

Prospectus Cover Page

2.
We note your disclosure that funds will only be returned upon rejection of the subscription. Please explain to us the situations that may apply where you would reject a subscription. We may have further comment when we review your response.

Response: The Company has revised its disclosure to explain the situations that may apply where the Company would reject a subscription.

3.
Please revise to clarify, if true, that there will be no extensions of the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: The Company has revised its disclosure to clarify that there will be no extensions of the offering period.

4.
Please revise to indicate if you have made arrangements to place the funds in an escrow, trust or similar account. If you have not made escrow arrangements, state this fact here. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: The Company has revised its disclosure to state that it has not made escrow arrangements.

Table of Contents, page 3

5.
Please delete the heading “Outside Back Cover Page” which immediately precedes the heading “Dealer Prospectus Delivery Obligation” or, alternatively, move the “Dealer Prospectus Delivery Obligation” legend to the outside back cover page of the prospectus.

Response: The Company has deleted the heading “Outside Back Cover Page” and moved the “Dealer Prospectus Delivery Obligation” legend to the outside back cover page of the prospectus

Prospectus Summary, page 4

Our Business, page 4

6.	In one of the opening paragraphs, please indicate that you are a development stage company.

Response: The Company has revised its disclosure to indicate that it is a development stage company.

7.
Please revise to briefly provide more detail on your business and current operations. In this regard, include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, such as the estimated use of proceeds, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

Response: The Company has revised its disclosure to briefly provide more detail on its business and current operations.  In this regard, the Company has included the steps it has taken to date to become an operating company.  To the extent that the Company has discussed future business plans here, such as the estimated use of proceeds, the discussion has been balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before it can commence the planned operations, including the need for any additional financing.

8.
We note your disclosure in the Liquidity and Capital Resources section on page 19 that, in the opinion of management, your available funds will not be sufficient to satisfy your working capital requirements for the next 12 months. Please revise to disclose your monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional capital in order to continue operations and to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months.

Response: The Company has revised its disclosure to disclose its monthly “burn rate,” pre and post-offering, and the month the Company will run out of funds without additional capital.  Additionally, the Company has revised its disclosure to state that it must raise additional capital in order to continue operations and to implement its plan of operations and the Company has disclosed the amount of funds and uses for those funds that it will need for the next 12 months.

Summary financial information, page 4

9.	Refer to the balance sheet information for June 30, 2011. Total liabilities appear to be $18,886. Please revise or advise.

Response:  The Company has revised its disclosure to specify that total liabilities are $18,886.

Number of shares being offered, page 4

10.
Please revise to clarify in the summary that there is no trading market for your common stock and that your common stock is not currently listed or quoted on any exchange or market. Please indicate if you have no current plans to apply to have your common stock listed or quoted on any exchange or inter-dealer quotation system.

Response: The Company has revised its disclosure to clarify in the summary that there is no trading market for its common stock and that its common stock is not currently listed or quoted on any exchange or market.  Additionally, the Company has revised its disclosure to indicate that it hopes to apply to have its common stock quoted on the OTC Bulletin Board and OTCQB.

Estimated use of proceeds, page 4

11.	Please revise this section to include an estimate of expenses associated with this offering.

Response: The Company has revised its disclosure to include an estimate of expenses associated with this offering.

Risk Factors, page 5

Our officers and sole director are engaged in other activities, page 6

12.
Please revise to discuss in greater detail the other business commitments of Messrs. Hawks and Colacchio. In this regard, we note that both appear to be employed on a fulltime basis by Parker Printing, Inc. To the extent there are specific potential conflicts of interest with Parker Printing, Inc., such as the allocation of time or the presentation of business opportunities, please revise and discuss as applicable.

Response: The Company has revised its disclosure to discuss in greater detail the other business commitments of Messrs. Hawks and Colacchio.  Additionally, the Company has disclosed potential conflicts of interest with Parker Printing, Inc., such as the allocation of time or the presentation of business opportunities.

We depend on the efforts and abilities of our officers, page 6

13.	Please revise to disclose how much time each officer will devote to your business each week or month.

Response: The Company has revised its disclosure to disclose how much time each officer will devote to the business each week or month.

We will be subject to the Section 15(d) reporting requirements, page 7

14.	Please delete the second bullet related to the applicability of the going private regulations. Refer to Rule 13e-3(c) of the Securities Exchange Act of 1934.

Response: The Company has deleted the second bullet related to the applicability of the going private regulations.

If we have less than 300 shareholders at our next fiscal year end, page 7

15.	Please delete the phrase “and at the conclusion of this offering” from the risk factor heading.

Response: The Company has deleted the phrase “and at the conclusion of this offering” from the risk factor heading.

Our officer, director and principal shareholder, page 8

16.	Please correct the typo referring to Mr. Hawks as “she” in the second sentence.

Response: The Company has corrected the typo referring to Mr. Hawks as “she” in the second sentence.

We lack a public market for shares of our common stock, page 8

17.
Please discuss in this risk factor that your common stock is not currently listed or quoted on any exchange or market. Please also include risk factor disclosure if you have no current plans to apply to have your common stock listed or quoted on any exchange or inter-dealer quotation system.

Response:  The Company has revised its disclosure to discuss in this risk factor that its common stock is not currently listed or quoted on any exchange or market. Additionally, the Company has included risk factor disclosure to disclose that it hopes to have its common stock listed or quoted on the OTC Bulletin Board and OTCQB.

Use of Proceeds, page 9

18.
We note your disclosure in the fifth risk factor on page 5 that you anticipate needing a minimum of $50,000 to fund operations for the next 12 months. As such, please revise to include a row detailing the use of proceeds assuming 10% of the offered shares are sold. Please also include disclosure regarding the use of proceeds for the offering expenses as disclosed at page 5 under, “We may not be able further implement . . . .”

Response:  The Company has revised its disclosure to include a row detailing the use of proceeds assuming 10% of the offered shares are sold.  Additionally, the Company has included disclosure regarding the use of proceeds for the offering expenses.

Plan of Distribution, page 11

19.
We note your disclosure that Mr. Hawks will restrict his participation to the listed activities. Refer the first bullet point that discusses “preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser.” Please revise that language to reflect the language requested in Exchange Act Rule 3a4-1(a)(4)(iii)(A) or advise.

Response: The Company has revised its disclosure in the first bullet point to reflect the language specified in Exchange Act Rule 3a4-1(a)(4)(iii)(A).

Directors, Executive Officers, Promoters and Control Persons, page 12

Executive Officers and Directors, page 12

20.
Revise to briefly discuss the specific experience, qualifications, attributes or skills of Mr. Hawks that led to the conclusion that he should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Company has revised its disclosure to discuss the specific experience, qualifications, attributes or skills of Mr. Hawks that led to the conclusion that he should serve as a director.

Description of Business, page 14

Our Business, page 14

21.
Please revise here and in the Our Business section on page 4 to provide a clear picture of your business and current operations at the time of effectiveness so that investors may evaluate your business plan. In this regard, we note your current operations appear to be focused on providing various advertising services to include design, prepress, print production, print quality and finishing services, the manufacturing and installation of advertising, and the distribution of advertising through various channels. We also note that your advertising services appear to be focused on outdoor advertising. Please revise to describe in greater detail each principle service and your current operations within each service. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

Response: The Company has revised its disclosure here and in the Our Business section on page 4 to provide a clear picture of its business and current operations at the time of effectiveness so that investors may evaluate its business plan.  In particular, the Company has revised its disclosure to describe in greater detail each principle service and the Company’s current operations within each service.  To the extent that the Company discusses future business plans here, the discussion is balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before it can commence the planned operations, including the need for any additional financing.

22.	Please explain what “street furniture,” as it refers to advertising means.

Response: The Company has revised its disclosure to explain what “street furniture,” as it refers to advertising means.

23.
Please revise the second paragraph to include a more detailed plan of operations for the next 12 months. In the discussion of your plan of operations, please balance the discussion by including specific information regarding each material event or proposed step required to pursue your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your plan of operations.

Response: The Company has revised its disclosure revise the second paragraph to include a more detailed plan of operations for the next 12 months. In the discussion of the Company’s plan of operations, the Company has included specific information regarding each material event or proposed step required to pursue its planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in the Company’s plan of operations.

24.
In this section, please also provide more detail about how the proceeds of this offering will be used in regards to your future plans if you raise 10%, 25%, 50%, 75%, or 100% of the offering. Within this discussion, please include time lines for each of the material steps that relate to your future business plans.

Response: The Company has revised its disclosure to provide more detail about how the proceeds of this offering will be used in regards to its future plans if it raises 10%, 25%, 50%, 75%, or 100% of the offering. Within this discussion, the Company has included time lines for each of the material steps that relate to its future business plans.

Our Website, page 15

25.	We note you have included your website address; however, we were unable to locate the website on the Internet. Please advise.

Response: The Company’s website, located at www.nycamedia.com, is active. For some unknown reason, it must have been experiencing problems on the day you attempted to locate it.

Management’s Discussion and Analysis of Financial Condition, page 16

For the three months ended June 30, 2011, page 18

Results of Operations, page 18

26.
We note from your disclosure here that, for the quarterly period ended June 30, 2011, you have reported Cost of Revenues that is 90% lower than the quarterly period ended June 30, 2010, with a corresponding revenue decrease of only 55%. Further, we note that the six month period ended June 30, 2011 saw Cost of Revenues and Revenue decreases over the six month period ended June 30, 2010 of 47% and 36%, respectively. Finally, we note the year ended December 31, 2010 as compared to the period from inception to December 31, 2009 saw Cost of Revenues decline of 25% and an increase in revenue of 2.5%. Please significantly expand your discussion of these changes and the relationship between Revenues and Cost of Revenues to fully and completely explain why these figures are not more closely correlated.

Responses: The Company has revised its disclosure to significantly expand its discussion of these changes and the relationship between Revenues and Cost of Revenues to fully and completely explain why these figures are not more closely correlated on a period to period basis.

27.	As a related matter, please expand your disclosures to identify and quantify the material components of Cost of Revenues.

Responses: The Company has revised its disclosure to identify and quantify the material components of Cost of Revenues.

28.
We note from your disclosure on page 15 that you have no employees other than your two officers, and, from your disclosure in the “Summary Compensation” table on page 29, that no compensation was paid to these individuals in fiscal 2010 or 2009. Please tell us who performs your design work, and how such individuals or entities are compensated. If these services are performed by the two aforementioned individuals for no compensation, please revise your discussion of operating results to discuss the market value of such services within your discussion of cost of sales, specifically stating, if true, that such value is not included in your financial statements as the receipt of such services for no consideration constitutes a known trend that may materially impact your results in future periods. Refer to the guidance in Item 303(A)(3)(ii) of Regulation S-K.

Responses:  The Company has revised its disclosure to disclose that outside contractors perform its design work and that such contractor’s compensation is in cluded in the cost of revenues.

Liquidity and Capital Resources, page 19

29.
We note your disclosure that, in the opinion of management, your available funds will not be sufficient to satisfy your working capital requirements for the next 12 months. Please revise to disclose your monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital.

Response: The Company has revised its disclosure to disclose its monthly “burn rate,” pre and post-offering, and the month it will run out of funds without additional capital

30.
Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Response: The Company has revised its disclosure to quantify its expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to implement its plan of operations, the timing of such demands, and the impact on the Company if the funding cannot be obtained.

31.
Please expand the second to last paragraph of this section to clarify whether or not your officers and directors have provided you with any oral or written commitments to contribute funds in the form of an advance, a loan, an equity contribution, or otherwise to cover your expenses and fund your operations. In this regard, we note that Section 1.1 of Exhibit 10.1 includes language which tends to indicate that Mr. Hawks has agreed to potentially provide additional funds to cover your expenses and fund your operations with a subsequent increase in the principal balance of the existing related-party promissory note. Please revise this section to discuss the related-party promissory note to include any agreements to provide additional funds in the future. Clarify in any additional disclosure, if true, that there is no guarantee that additional funds will be advanced to the company.

Response:  The Company has revised its disclosure to clarify that Michael Hawks, the Company’s officer and director, has loaned funds to the Company.  Additionally, the Company has revised its disclosure to disclose that it currently does not have any agreements to provide additional funds in the future.  Moreover, the Company has revised its disclosure to disclose that there is no guarantee that additional funds will be advanced to the Company.

32.
We note your disclosure that you do not anticipate that you will purchase any significant equipment. Please clarify this in light of the Use of Proceeds disclosure indicating that you will purchase computer equipment if you raise the necessary funds.

Response: The Company has revised its disclosure to clarify that it does not anticipate that it will purchase any significant equipment other than computer equipment if the Company raises the necessary funds.

Market for Common Equity and Related Stockholder Matters, page 20

Reports to Security Holders, page 20

33.
Please refer to the first paragraph. Please delete the second and third sentence. Please also revise to clarify your reporting requirements under Section 15(d) of the Securities Exchange Act of 1934 and identify the reports and other information you will file with the Securities and Exchange Commission. Refer to Item 101(h)(5) of Regulation S-K. 34.

Response: The Company has revised its disclosure by deleting the second and third sentence.  Additionally, the Company has revised its disclosure by clarifying its reporting requirements under Section 15(d) of the Securities Exchange Act of 1934 and identifying the reports and other information it will file with the Securities and Exchange Commission.

34.	We note your disclosure that there are no outstanding shares of your common stock that can be sold pursuant to Rule 144. Please tell us if that also applies to the shares held by Mr. Hawks.

Response: The Company has revised its disclosure to disclose that there are no outstanding shares of your common stock that can be sold pursuant to Rule 144 and specified the conditions necessary for Mr. Hawks to sell his shares pursuant to Rule 144.

Executive Compensation, page 22

Summary Compensation Table, page 22

35.
We note your disclosure throughout the prospectus and below the “Summary Compensation” table that Mr. Hawks was awarded 5,000,000 shares of your common stock in fiscal year 2009 for services rendered. Please revise Mr. Hawks’ compensation for fiscal year 2009 by including the aggregate grant date fair value of this stock award calculated in accordance with FASB ASC Topic 718 in the “Stock Awards” column of the “Summary Compensation” table. Please also revise the “Total” column accordingly.

Response:  The Company has revised its disclosure of Mr. Hawks’ compensation for fiscal year 2009 by including the aggregate grant date fair value of his stock award calculated in accordance with FASB ASC Topic 718 in the “Stock Awards” column of the “Summary Compensation” table.  Additionally, the “Total” column has been revised accordingly.

Unaudited Condensed Statements of Operations, page 25

36.
The statements of operations for the three month periods ended June 30, 2011 and June 30, 2010 are not required to be included in the filing. Consideration should be given to omitting them from your next amendment. If you elect to do so, please also omit the related MD&A discussion on page 18.

Response: The Company has revised its disclosure to omit the statements of operations for the three month periods ended June 30, 2011 and June 30, 2010.  Additionally, the Company has omitted the related MD&A discussion on page 18.

Report of Independent Registered Public Accounting Firm, page 32

37.
The auditor’s report should clearly identify the financial statements audited. The opinion presented here currently references the “period” ended December 31, 2010. We assume that you have audited the statements of operations, changes in stockholders’ equity and cash flows for the period from May 1, 2009 (inception) to December 31, 2009, for the year ended December 31, 2010 and for the cumulative period from May 1, 2009 (inception) through December 31, 2010. If our understanding is correct, please revise your audit report to identify each of the individual periods audited. Alternatively, these periods should be audited prior to filing any amendment to the Form S-1.

Response: The Company’s auditor’s report has been revised to clearly identify each of the financial periods audited.

Note 3 – Property and Equipment, page 39

38.
Please revise your disclosure here and the corresponding footnote in the interim financial statements on page 29 to include the useful lives of property and equipment used in your calculation of depreciation expense as such information is a critical part of the discussion of method or methods used in computing depreciation with respect to major classes of depreciable assets. Refer to the guidance in FASB ASC 360-10-50-1(d).

Response: The Company has revised its disclosure in Note 3 and in the corresponding footnote in the interim financial statements on page 29 to include the useful lives of property and equipment used in its calculation of depreciation expense in accordance with FASC 360.  Additionally, the Company has revised its disclosure in Note 2 – Summary of Significant Account Policies, on pages 27 and 37, accordingly.

Exhibit 4.1

39.
Please refer to the second paragraph. Please delete clause (iii) and the associated subscriber representation, as it is not appropriate to ask subscribers to represent that they have relied only on the information specified in the prospectus.

Response:  The Company has deleted clause (iii) and the associated subscriber representation.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated October 4, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned or our legal counsel at (949) 706-1470.  Thank you.

Sincerely,

nycaMedia, Inc.

/s/ Michael Hawks
Michael Hawks
President, Secretary, Director